UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No.    )*

New York & Company, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

649295102

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 649295102		Page 2 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BSMB/NYCG LLC(1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 38,532,888(2)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 38,532,888(2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,532,888(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 73.0%

12.	Type of Reporting Person (See Instructions) OO

(1)  The Reporting Person is a party to a Stockholders Agreement dated August 25, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote shares of New York & Company, Inc. to cause the authorized number of directors on the Board of Directors to be nine directors.

(2)  Subject to certain prior consultation obligations, Mr. John Howard indirectly controls the voting and disposition of the Issuer’s equity held by BSMB/NYCG LLC. Mr. Howard also has signatory power for BSMB/NYCG LLC.  Consists of 38,532,888 shares of common stock, also reflected on the cover page for John D. Howard.

CUSIP No. 649295102		Page 3 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John D. Howard(1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 38,532,888(2)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 38,532,888(2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,532,888(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 73.0%

12.	Type of Reporting Person (See Instructions) IN

(1)  Pursuant to a Stockholder’s Agreement dated August 25, 2004, as amended from time to time, the Reporting Person is required to vote shares of New York & Company, Inc. owned by BSMB/NYCG LLC to cause the authorized number of directors on the Board of Directors to be nine directors.

(2)  Subject to certain prior consultation obligations, Mr. John Howard indirectly controls the voting and disposition of the Issuer’s equity held by BSMB/NYCG LLC. Mr. Howard also has signatory power for BSMB/NYCG LLC.   Consists of 38,532,888 shares of common stock, also reflected on the cover page for BSMB/NYCG LLC.

CUSIP No. 649295102		Page 4 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Richard P. Crystal(1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,156,643(2)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2,156,643(2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,156,643(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.9%

12.	Type of Reporting Person (See Instructions) IN

(1)  The Reporting Person is a party to a Stockholders Agreement dated August 25, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote shares of New York & Company, Inc. to cause the authorized number of directors on the Board of Directors to be nine directors.

(2)  Includes 73,553 shares of common stock and 1,846,306 shares of common stock currently issuable upon exercise of options.  Also includes options to purchase 236,784 shares of common stock to be vested once fiscal 2004 earning targets are confirmed by audited annual financial statements.  Does not include shares owned by the Lara Crystal 2004 Trust, Jessica Crystal 2004 Trust,  Ian Crystal 2004 Trust, or Meredith Cohen 2004 Trust.

CUSIP No. 649295102		Page 5 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ronald W. Ristau(1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,174,222(2)

	6.	Shared Voting Power 131,226(3)

	7.	Sole Dispositive Power 1,174,222(2)

	8.	Shared Dispositive Power 131,226(3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,305,448(4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.4%

12.	Type of Reporting Person (See Instructions) IN

(1)  The Reporting Person is a party to a Stockholders Agreement dated August 25, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote shares of New York & Company, Inc. to cause the authorized number of directors on the Board of Directors to be nine directors.

(2) Includes 232,524 shares of common stock, as well as 789,104 shares of common stock issuable upon exercise of various options with different exercise prices and expiration dates. Also includes options to purchase 152,594 shares of common stock to be vested once fiscal 2004 earning targets are confirmed by audited annual financial statements.   Does not include 131,226 shares owned by the RWR 2004 Grantor Retained Annuity Trust.

(3)  Reflects shares owned by the RWR 2004 Grantor Retained Annuity Trust.

(4) Includes 363,750 shares of common stock, including 131,226 shares owned by the RWR 2004 Grantor Retained Annuity Trust, as well as 789,104 shares of common stock issuable upon exercise of various options with different exercise prices and expiration dates.  Also includes options to purchase 152,594 shares of common stock to be vested once fiscal 2004 earning targets are confirmed by audited annual financial statements.

CUSIP No. 649295102		Page 6 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Steven M. Newman(1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 327,757(2)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 327,757(2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 327,757(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.6%

12.	Type of Reporting Person (See Instructions) IN

(1)  The Reporting Person is a party to a Stockholders Agreement dated August 25, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote shares of New York & Company, Inc. to cause the authorized number of directors on the Board of Directors to be nine directors.

(2)  Includes 221,188 shares of common stock and 88,151 shares of common stock issuable upon exercise of options.  Also includes options to purchase 18,418 shares of common stock to be vested once fiscal 2004 earning targets are confirmed by audited annual financial statements.

CUSIP No. 649295102		Page 7 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Charlotte L. Neuville(1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 230,519(2)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 230,519(2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 230,519(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.4%

12.	Type of Reporting Person (See Instructions) IN

(1)  The Reporting Person is a party to a Stockholders Agreement dated August 25, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote shares of New York & Company, Inc. to cause the authorized number of directors on the Board of Directors to be nine directors.

(2)  Includes 155,087 shares of common stock and 62,277 shares of common stock issuable upon exercise of options.  Also includes options to purchase 13,155 shares of common stock to be vested once fiscal 2004 earning targets are confirmed by audited annual financial statements.

CUSIP No. 649295102		Page 8 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert J. Luzzi(1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 58,319(2)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 58,319(2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,319(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) IN

(1)  The Reporting Person is a party to a Stockholders Agreement dated August 25, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote shares of New York & Company, Inc. to cause the authorized number of directors on the Board of Directors to be nine directors.

(2)  Includes 46,655 shares of common stock issuable upon exercise of options.  Also includes options to purchase 11,664 shares of common stock to be vested once fiscal 2004 earning targets are confirmed by audited annual financial statements.

CUSIP No. 649295102		Page 9 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) LARA CRYSTAL 2004 TRUST(1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 174,968

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 174,968

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 174,968

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.3%

12.	Type of Reporting Person (See Instructions) OO

(1)  The Reporting Person is a party to a Stockholders Agreement dated August 25, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote shares of New York & Company, Inc. to cause the authorized number of directors on the Board of Directors to be nine directors.

CUSIP No. 649295102		Page 10 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) JESSICA CRYSTAL 2004 TRUST(1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 174,968

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 174,968

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 174,968

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.3%

12.	Type of Reporting Person (See Instructions) OO

(1)  The Reporting Person is a party to a Stockholders Agreement dated August 25, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote shares of New York & Company, Inc. to cause the authorized number of directors on the Board of Directors to be nine directors.

CUSIP No. 649295102		Page 11 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) IAN CRYSTAL 2004 TRUST(1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 174,968

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 174,968

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 174,968

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.3%

12.	Type of Reporting Person (See Instructions) OO

(1)  The Reporting Person is a party to a Stockholders Agreement dated August 25, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote shares of New York & Company, Inc. to cause the authorized number of directors on the Board of Directors to be nine directors.

CUSIP No. 649295102		Page 12 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MEREDITH COHEN 2004 TRUST(1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 174,968

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 174,968

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 174,968

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.3%

12.	Type of Reporting Person (See Instructions) OO

(1)  The Reporting Person is a party to a Stockholders Agreement dated August 25, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote shares of New York & Company, Inc. to cause the authorized number of directors on the Board of Directors to be nine directors.

CUSIP No. 649295102		Page 13 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RWR 2004 GRANTOR RETAINED ANNUITY TRUST(1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 131,226(2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 131,226(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 131,226(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.2%

12.	Type of Reporting Person (See Instructions) OO

(1)  Reporting Person is a party to a Stockholders Agreement dated August 25, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote shares of New York & Company, Inc. to cause the authorized number of directors on the Board of Directors to be nine directors.

(2)  Consists of 131,226 shares of common stock, also reflected on the cover page for Ronald W. Ristau.

Item 1.
	(a)	Name of Issuer New York & Company, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices 450 West 33rd Street, 5th Floor New York, New York 10001

Item 2.
(a)

Names of Persons Filing
This statement on Schedule 13G is being filed jointly by (1) BSMB/NYCG LLC, (2) John D. Howard, (3) Richard P. Crystal, (4) Ronald W. Ristau, (5) Robert J. Luzzi, (6) Charlotte L. Neuville, (7) Steven M. Newman, (8) Lara Crystal 2004 Trust, (9) Jessica Crystal 2004 Trust, (10) Ian Crystal 2004 Trust, (11) Meredith Cohen 2004 Trust and (12) RWR 2004 Grantor Retained Annuity Trust. The persons described in items (1) through (12) are referred to herein as the “Reporting Persons.”

	(b)	Address of Principal Business Office or, if none, Residence Each Reporting Person, other than BSMB/NYCG LLC and John D. Howard, has its, his or her principal business office at:
450 West 33rd Street, 5th Floor New York, New York 10001
BSMB/NYCG LLC and John D. Howard, have their principal business office at:
383 Madison Avenue, 40th Floor New York, New York 10179

	(c)	Citizenship BSMB/NYCG LLC is a limited liability company organized in the State of Delaware.
John D. Howard, Richard P. Crystal, Ronald W. Ristau, Robert J. Luzzi, Charlotte L. Neuville and Steven M. Newman are citizens of the United States.
The Lara Crystal 2004 Trust, Jessica Crystal 2004 Trust, Ian Crystal 2004 Trust, Meredith Cohen 2004 Trust and RWR 2004 Grantor Retained Annuity Trust are trusts organized in the state of New York.

	(d)	Title of Class of Securities This Statement relates to shares of the common stock of the Issuer, par value $0.001 per share (the “Stock”).

	(e)	CUSIP Number 649295102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: The Reporting Persons beneficially own 43,311,446 shares of Stock of the Issuer, including options to purchase Stock of the Issuer.
(b) Percent of class:

The Reporting Persons beneficially own approximately 77.3% of the outstanding shares of Stock of the Issuer and is based upon 56,052,096 shares of Stock outstanding, including options to purchase Stock of the Issuer owned by the Reporting Persons.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See the responses to Item 5 on the attached cover pages.
(ii) Shared power to vote or to direct the vote See the responses to Item 6 on the attached cover pages.
(iii) Sole power to dispose or to direct the disposition of See the responses to Item 7 on the attached cover pages.
(iv) Shared power to dispose or to direct the disposition of See the responses to Item 8 on the attached cover pages.

Each of the Reporting Persons is a party to a Stockholder’s Agreement dated August 25, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote shares of the Issuer to cause the authorized number of directors on the Board of Directors to be nine directors.

Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this Statement is filed constitute a “group” for the purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 and the rules thereunder (the “Act”).  The filing of this Statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Act.

Subject to certain prior consultation obligations, Mr. John Howard indirectly controls the voting and disposition of the Issuer’s equity held by BSMB/NYCG LLC. Mr. Howard also has signatory power for BSMB/NYCG LLC.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable to filings pursuant to Rule 13d-1(d).

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2005

BSMB/NYCG LLC

By: Bear Stearns Merchant Manager II, LLC Its: Manager

By: JDH Management LLC Its: Manager

	By:	/s/ John Howard
Name: John Howard
Title: President

/s/ John D. Howard
John D. Howard

/s/ Richard P. Crystal
Richard P. Crystal

/s/ Ronald W. Ristau
Ronald W. Ristau

/s/ Steven M. Newman
Steven M. Newman

/s/ Charlotte L. Neuville
Charlotte L. Neuville

/s/ Robert J. Luzzi
Robert J. Luzzi

LARA CRYSTAL 2004 TRUST

By:	/s/ Carole Crystal
Name: Carole Crystal
Its: Trustee

JESSICA CRYSTAL 2004 TRUST

By:	/s/ Carole Crystal
Name: Carole Crystal
Its: Trustee

IAN CRYSTAL 2004 TRUST

By:	/s/ Eugene Friedman
Name: Eugene Friedman
Its: Trustee

MEREDITH COHEN 2004 TRUST

By:	/s/ Eugene Friedman
Name: Eugene Friedman
Its: Trustee

RWR 2004 GRANTOR RETAINED ANNUITY TRUST

By:	/s/ Ronald W. Ristau
Name: Ronald W. Ristau
Its: Trustee

Index Exhibit

SCHEDULE 13G

Exhibit Number	Exhibit Description
99.1	Joint Filing Agreement

Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1). Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In accordance with Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of to such a statement on Schedule 13G with respect to the common stock of New York & Company, Inc. beneficially owned by each of them. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13G.

Dated: February 11, 2005

BSMB/NYCG LLC

By: Bear Stearns Merchant Manager II, LLC
Its: Manager

By: JDH Management LLC
Its: Manager

	By:	/s/ John D. Howard
Name: John D. Howard
Title: President

/s/ John D. Howard
John D. Howard

/s/ Richard P. Crystal
Richard P. Crystal

/s/ Ronald W. Ristau
Ronald W. Ristau

/s/ Steven M. Newman
Steven M. Newman

/s/ Charlotte L. Neuville
Charlotte L. Neuville

/s/ Robert J. Luzzi
Robert J. Luzzi

LARA CRYSTAL 2004 TRUST

By:	/s/ Carole Crystal
Name: Carole Crystal
Its: Trustee

JESSICA CRYSTAL 2004 TRUST

By:	/s/ Carole Crystal
Name: Carole Crystal
Its: Trustee

IAN CRYSTAL 2004 TRUST

By:	/s/ Eugene Friedman
Name: Eugene Friedman
Its: Trustee

MEREDITH COHEN 2004 TRUST

By:	/s/ Eugene Friedman
Name: Eugene Friedman
Its: Trustee

RWR 2004 GRANTOR RETAINED ANNUITY TRUST

By:	/s/ Ronald W. Ristau
Name: Ronald W. Ristau
Its: Trustee